Exhibit 99.2

Algonquin Power & Utilities Corp. Announces Date for Annual Meeting of Shareholders

OAKVILLE, ON, June 5, 2015 /CNW/ - Algonquin Power & Utilities Corp. (“APUC”) (TSX: AQN) today announced the date of the annual meeting of its shareholders.

Meeting Details:

Date: Tuesday, June 30, 2015

Time: 4:00 p.m. Eastern Time

Location: Algonquin Power & Utilities Corp. Head Office, 354 Davis Road, Oakville, Ontario, L6J 2X1

The Notice of Meeting and Management Information Circular outlining the matters to be addressed at the meeting have been mailed to shareholders, filed on SEDAR, and are available in the Documents and Filings section of the Investor Centre on Algonquin Power & Utilities Corp.’s website.

About Algonquin Power & Utilities Corp.

Algonquin Power & Utilities Corp. is a $4.5 billion North American diversified generation, transmission and distribution utility. The Distribution Group operates in the United States and provides rate regulated water, electricity and natural gas utility services to over 489,000 customers. The non-regulated Generation Group owns or has interests in a portfolio of North American based contracted wind, solar, hydroelectric and natural gas powered generating facilities representing more than 1,050 MW of installed capacity. The Transmission Group invests in rate regulated electric transmission and natural gas pipeline systems in the United States and Canada. Algonquin Power & Utilities delivers continuing growth through an expanding pipeline of renewable energy development projects, organic growth within its regulated distribution and transmission businesses, and the pursuit of accretive acquisitions. Common shares and preferred shares are traded on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A and AQN.PR.D. Visit Algonquin Power & Utilities at www.AlgonquinPowerandUtilities.com and follow us on Twitter @AQN_Utilities.

SOURCE Algonquin Power & Utilities Corp.

%SEDAR: 00014832E

For further information: Kelly Castledine, Algonquin Power & Utilities Corp., 354 Davis Road, Oakville, Ontario, L6J 2X1, Telephone: (905) 465-4500, Website: www.AlgonquinPowerandUtilities.com, Twitter @AQN_Utilities

CO: Algonquin Power & Utilities Corp.

CNW 11:46e 05-JUN-15